UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
 ____________________

FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 11 December 2023

Commission File Number: 001-14958
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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
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 1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 11 December 2023 — Delisting of the NMPC Preferred Stock

Exhibit 99.1

11 December 2023

National Grid plc ('National Grid' or 'the Company')

Delisting of the NMPC Preferred Stock

Niagara Mohawk Power Company ("NMPC"), an indirect wholly-owned subsidiary of National Grid, together with the Company publicly announced today its intention to voluntarily delist its 3.60% Preferred Stock and 3.90% Preferred Stock, which are both guaranteed fully and unconditionally by National Grid (together with the applicable guarantees by National Grid, the "Preferred Stock") from the New York Stock Exchange (the "NYSE"), by filing Form 25 with the U.S. Securities and Exchange Commission (the "SEC"). NMPC and National Grid have provided written notice to the NYSE of such intent to voluntarily delist the Preferred Stock.

The decision to voluntarily delist from the NYSE and deregister from the SEC was made after careful consideration of the benefits and drawbacks of continued listing by the management of both NMPC and National Grid. NMPC and National Grid have made this decision based on the current market conditions and the financial and administrative burdens necessary for the continued listing of the Preferred Stock on the NYSE.

The delisting and potential deregistration of the Preferred Stock will not have any impact on any of the terms or conditions of the Preferred Stock or the guarantee of National Grid. Such delisting and deregistration will have no impact on any of the other issued and outstanding securities of NMPC or National Grid.

It is expected that the last day of trading of the Preferred Stock on the NYSE will be 31 December 2023. Following the delisting of the Preferred Stock, NMPC and National Grid also expect to be able to file a Form 15 with the SEC with respect to the Preferred Stock approximately ten days after the filing of the Form 25 in order to deregister the Preferred Stock. It is intended that the Form 25 will be filed on or about 21 December 2023. National Grid does not intend to arrange for listing or registration of the Preferred Stock on another exchange or for quotation in a quotation medium.

It is expected that the deregistration of the Preferred Stock will become fully effective 90 days after the Form 15 is filed with the SEC. Since 9 November 2007, NMPC, as an operating subsidiary of National Grid and an issuer of the Preferred Stock, which has been guaranteed by National Grid, has provided certain supplemental disclosure as part of the Notes to Accounts to National Grid's consolidated financial statements, pursuant to Rule 3-10 of Regulation S-X under the Exchange Act. In the event the Form 15 is filed, NMPC and National Grid's obligation to provide such supplemental disclosure will immediately be suspended and neither NMPC nor National Grid intends to provide such disclosure following the date of such filing.

CONTACTS

Investors:
Nick Ashworth              +44 (0) 7814 355590

Media
Lyndsey Evans           +44 (0) 7714 672 052

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward
Sally Kenward Senior Assistant Company Secretary

Date: 11 December 2023